

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2012

<u>Via E-mail</u>
Nazneen D'Silva
President
Koffee Korner Inc.
6560 Fannin Street, Ste. 245
Houston, TX 77030

> **Re:** **Koffee Korner Inc.**
> **Registration Statement on Form S-1**
> **Filed May 25, 2012**
> **File No. 333-181719**

Dear Ms. D'Silva:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise to include description of involvement in certain legal proceedings for your officer and director in the last ten years and promoter in the last five years. Refer to Items 401(f) and 401(g) of Regulation S-K.

2. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:
   - Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

4. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please revise your prospectus to remove marketing language. Examples of marketing language include the following:
   - "high quality" coffees on pages 1, 4, 5, and 22;
   - "high quality" products on pages 1 and 21;
   - "highest quality" on page 22;
   - "finest estates" on page 22;
   - "high-quality baked goods" on page 22;
   - "products selected for quality and uniqueness" on page 22;
   - "unique experience" on page 22;
   - "freshest" coffees on page 23;
   - "premium teas" and "premium coffee" on pages 1, 5, 21 and 23; and
   - "optimal flavor profiles" on page 22.

   Page numbers are by way of example. In the alternative, please substantiate these statements or revise to state them as your belief.

6. Please advise us if the Asset Purchase and Security Agreement referenced in Note 4 on page F-15 is material to you. If so, please briefly describe it in your registration statement and file it as an exhibit to your Form S-1.

Calculation of Registration Fee Table

7. It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly.

Registration Statement Cover Page

8. It appears that the $0.10 per share price of the shares you are registering is the same price that most of your selling shareholders paid for their shares in a recent private placement. As such, it appears that the $0.10 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired in the private placement unless and until there is an active trading market. This suggests that the $0.10 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Summary of the Offering, page 1

Our Business, page 1

9. Please revise here to disclose your revenue and net losses (or net income) for the most recent fiscal year and any interim stub, if applicable.

10. Please disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate here. Please also revise to quantify, if possible, your expected near term and long term financing requirements that are necessary to continue operations.

11. Please revise to disclose here the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

12. We note your disclosure that you sell your products "primarily through [your] retail location in Houston. It appears that you only have one location. Please revise to disclose your other methods of product distribution or revise this disclosure to delete the word "primarily" or advise us why this is not necessary.

13. You state that you sell various coffee and tea drinks and "a variety of complementary food items." Please revise your Business section to identify the categories of food items you sell and who prepares these food items or revise to remove this disclosure.

14. We note that you plan to "obtain the resources to open additional locations in the Houston, Texas metropolitan area." To the extent that you discuss future business plans,

such as your objective to open additional locations, the discussion should be balanced with a brief discussion of the time frame for implementing future plans, the steps to be taken, any obstacles involved before you can implement your business plans. Please revise to include a more detailed account in the Business section.

15. We note your disclosure here and on the prospectus cover page regarding your contact with Spartan Securities Group Ltd. "to sponsor [you] for inclusion on the OTCBB." Because you do not have an agreement with this broker-dealer, please revise to delete references to this company and state that there is no guarantee that your stock will be listed on the OTCBB.

Risk Factors, page 2

16. We note your disclosure that "[a]dditional risks and uncertainties not presently known to [you] that [you] currently deem immaterial or that are similar to those faced by other companies in [your] industry or business in general, such as competitive conditions, may also impair [your] business operations." Please revise to clarify that you have discussed all known material risks.

We may not be able to continue as a going concern, page 2

17. We note your disclosure that you are "attempting to commence operations." It appears, however, that you have been in operation since 2003. Please revise for consistency or advise.

Our officer has no experience in managing a public company, page 3

18. It appears that you are describing two different risks in this risk factor. Please revise to identify and describe each risk in a separate risk factor.

We do not presently have a Chief Financial Officer, page 3

19. Please revise this risk factor to state that your Chief Financial Officer does not have necessary background or experience instead of stating that you do not have a chief financial officer or advise. We note that your Chief Executive Officer signed the registration statement in her capacity as a Chief Financial Officer. Please also revise to delete the statement "in the absence of a CFO."

Our Articles of Incorporation provide, page 6

20. Please advise why you included one of the undertakings required by Item 512 of Regulation S-K in the second paragraph of this risk factor. In the alternative, delete this disclosure from the risk factor section.

<u>If a market develops for our shares, sales of our shares relying upon rule 144, page 8</u>

21. Please revise to disclose the number of shares that might be subject for resale under Rule 144. See Item 201(a)(2) of Regulation S-K.

<u>Selling Shareholders, page 11</u>

22. Please update your description of Rule 144 on page 11. We note that section (k) is no longer included in Rule 144.

23. We note that the dates of issuance of your common stock as disclosed here and on page 26 do no match the dates that appear on page F-16. Please revise for consistency or advise.

24. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard.

25. We note your disclosure on page 11 that Mr. D'Silva and Mr. Hariton "will be considered to be statutory underwriters for purposes of this offering." Please revise to state that they are underwriters for purposes of this offering or advise.

26. Please revise to explain what you meant that Mr. D'Silva and Mr. Hariton intend "to remain with us." In the alternative, please delete this statement.

27. Please revise to update the information appearing in the selling shareholder table as of the most recent practicable date or advise.

<u>Plan of Distribution, page 12</u>

28. We note your disclosure on page 12 that you have agreed to indemnify the selling stockholders against certain liabilities. Please furnish a brief description of such indemnification provisions. Refer to Item 508(g) of Regulation S-K.

<u>Management's Discussion and Analysis, page 18</u>

<u>Net Revenues, page 19</u>

29. Are there other reasons for the 12% decline in revenues than the challenging economic environment? We thought most economic indicators had been improving throughout the time period so that we do not understand why that would be the main reason for the decline.

Cost of Sales, page 19

30. In order for a reader to better understand your results of operations, please revise to disclose the significant components of cost of sales (for example, labor, materials, and depreciation).

31. Please advise us why your cost of sales increased due to your "customers facing a challenging economic environment in the United States." For example, did prices you pay to purchase coffee increase due to the economic conditions?

Our Business, page 21

32. Please substantially revise this section in order to provide information which might be useful to an investment decision and, based upon the revision, make appropriate changes in the summary as well. You should either disclose, or explain to us why it would not be material to an investment decision, what percentage of your sales are of coffee beans, leaf tea, and tea bags, on the one hand, and what percentage are of coffee, tea, and food meant to be consumed on your premises or via takeaway. Are you located on the ground floor or an upper floor and how does that location drive the customers? Are they predominantly or exclusively persons who work in the building or are they mostly persons who do not work in the building? Do you have any exclusive contracts to purchase the goods you sell? If not, please disclose. Since your annual revenues are well under $100,000 a year, you should explain how you are able to consistently access the high quality coffees you claim. Are the sales of non coffee products material to your results?

33. You should describe your roasting method in enough detail so that investors can understand what it is and how, and to what extent, it might be proprietary.

34. We note that you refer to your reputation "built over the last 9 years." Please revise to clarify what your reputation is and provide support for your statement or delete this disclosure.

Our Roasting Method, page 22

35. We note that on page 22 you state that the "coffeehouse staff" provides consistent and personal service and that your roasting method relies on "talented and skilled roasting personnel." Please tell us, with a view toward disclosure, how much of the approximately $55 thousand in expenses last year went to the salaries of these talented persons so that investors can have a better sense of the operations of your company.

Competitive Positioning: Business Combination, page 22

36. Please describe, to the extent material, sources and availability of raw materials and the names of principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K.

37. Please revise to provide support for the statement that "the specialty coffee category generates most of its sales from coffeehouses that currently number over 22,000 in the United States." In addition, please explain what you mean by "coffeehouses such as [you] and grocery stores" being "major distribution channels" or revise to delete this statement.

38. We note your disclosure that you cannot accurately estimate your market share "even in the Houston metropolitan area." As such, please revise to explain why you believe that your market share is driven by quality of your product, freshness standards and artisan-roasting style. What percentage of your customers comes from outside the building to purchase your coffee? Are you on the ground floor or an upper floor?

Employees, page 23

39. Please revise your disclosure to state how many of your employees work full-time. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Possible Future Operations, page 24

40. It does not appear that you have a reasonable basis at this point to project that you "may also consider developing grocery lines and franchising" based on the current state of your operations. As such, please revise to delete this projection.

Dealer Prospectus Delivery Obligation, page 25

41. We note that your Dealer Prospectus Delivery Obligation precedes your financial statements. Please revise to include financial statements in Part I of your registration statement or advise.

Part II

Signatures, page 29

42. Please revise the language in the first paragraph of your signatures section to comply with Form S-1 requirements.

43. Please revise your signature page to have your principal executive officer, principal financial officer and principal accounting officer or controller sign the registration

statement in her individual capacity. These signatures should appear in the second signature block of the signature section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: via e-mail
        Frank J. Hariton, Esq.